FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 23, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Rijkman Groenink
ABN AMRO Chairman of Managing Board

John Varley
Barclays Group Chief Executive

Transaction delivery
Key terms	•	3.225 new Barclays shares per ABN AMRO share
	•	€36.25 per ABN AMRO ordinary share (1)
	•	Ownership 52% Barclays, 48% ABN AMRO
	•	Sale of LaSalle Bank to Bank of America

Financial	•	Synergies: €3.5bn
Metrics	•	EpS Accretion: 5% in 2010
	•	RoI: 13% in 2010

Corporate	•	Unitary Board structure
Governance

Structure	•	UK incorporation
	•	HQ in Amsterdam
	•	UK FSA lead supervisor

(1)	Based on Barclays closing share price of Barclays ordinary shares, £7.50, on 20th April 2007 (FT exchange rate 1.4739) and including the €0.60 2006 final dividend per ABN AMRO ordinary share

Headlines
•	Board structure

•	Regulator

•	Head office

•	Synergies

Sale of LaSalle Bank to Bank of America

•	LaSalle Bank to be sold for $21 billion

•	Completion expected prior to combination with Barclays

•	€12bn excess capital returned to shareholders

•	Commitment to leading US investment management and investment banking franchises and growing cards business

We continue to expect our US businesses to deliver strong growth and to be a major contributor to the combined Group’s performance

Offering world class capabilities to an enlarged, complementary customer base

World class capabilities	Enhanced product capabilities drive cross sell	Deep local relationships
• Retail Banking • Credit Cards • Affluent Banking • Commercial Banking • Payments and transactional Banking • Investment Banking • Asset Management • Wealth Management		• Europe – UK – Netherlands – Italy – Spain – Portugal • US • Brazil • Africa • Asia – India – Indonesia – China – Hong Kong – Pakistan – Singapore – Taiwan • Middle East
Expanded client base to drive product revenues

Synergies

•	Total synergies: €3.5bn
•	Cost synergies: €2.8bn
•	Net revenue synergies: €0.7bn
•	Implementation costs: €3.6bn or 129% of cost synergies
•	Proforma 2006 cost:income ratio (57%) below Barclays (59%) and ABN AMRO (71%)

The transaction drives attractive financial returns
Premium	•	33% to share price of ABN AMRO ordinary shares on 16th March 2007

Synergies	•	Total synergies: €3.5bn by 2010 - Cost: €2.8bn - Net revenue: €0.7bn
	•	Implementation costs: €3.6bn

Capital	•	Target equity Tier 1 ratio of 5.75%

Cash EPS	•	5% accretive in 2010 for Barclays shareholders
	•	Significantly accretive to ABN AMRO shareholders in 2008

Barclays RoI	•	2010 target: 13%

Barclays economic value	•	EP impact: significantly positive by 2010

Capital management will remain a core focus

•	Target strong AA rating

•	Value-based management discipline

•	Maintain Barclays dividend pay-out policy

•	Target 5.75% equity/ 7.75% Tier 1 ratio

•	Buy-backs part of toolkit; benchmark for acquisitions

•	LaSalle Bank - €12bn return to shareholders

Summary

•	Significant opportunity to accelerate our strategy

•	Merger combines strengths and values of both businesses

•	Enhance customer proposition

•	Financial metrics attractive for shareholders

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: April 23, 2007	By:	/s/ P H M Hofsté
Name: P H M Hofsté
Title: Chief Accounting Officer

By:	/s/ Willem Nagtglas-Versteeg
Name: Willem Nagtglas-Versteeg
Title: Secretary to the Managing Board